FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                              As of March 31, 2003

                         TUBES OF STEEL OF MEXICO, S.A.
                 (Translation of Registrant's name into English)

                         TUBOS DE ACERO DE MEXICO, S.A.
                             Edificio Parque Reforma
                               Campos Eliseos #400
                           Mexico, D.F., 11560 Mexico
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                       Form 20-F   X       Form 40-F ___
                                 ----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes ____         No  X
                                                ----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de Mexico, S.A.'s notice of extraordinary and ordinary general meeting of shareholders and proxy statement.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2003

                         Tubos de Acero de Mexico, S.A.

By: /s/ Cecilia Bilesio
    --------------------------
Cecilia Bilesio
Corporate Affairs

                               JPMORGAN CHASE BANK

                        1 Chase Manhattan Plaza Floor 40
                              New York, N.Y. 10081

                       Re: TUBOS DE ACERO DE MEXICO, S.A.

To:  Registered Holders of American Depositary
     Receipts for Shares of Common Stock,
     No Par Value ("Common Stock"), of
     Tubos de Acero de Mexico, S.A.:

The Depositary is forwarding to holders of American Depositary Receipts the enclosed Notice of Extraordinary and Ordinary General Meeting of Shareholders and Proxy Statement of Tubos de Acero de Mexico, S.A. (the "Company") and is providing the enclosed form of Instructions pursuant to its obligation to make available to such holders information with respect to meetings of shareholders of the Company and to receive instructions from such holders as to the manner in which the voting rights pertaining to the Company's shares of Common Stock represented by such Receipts should be exercised.

Holders of American Depositary Receipts of record as of March 28, 2003 desiring to instruct the Depositary as to the exercise of voting rights pertaining to the shares of Common Stock represented by such Receipts should complete, date and execute the enclosed form of Instructions and return it to the Depositary by 3:30 p.m., New York time, on April 25, 2003 in the accompanying return envelope, to which no postage need be affixed if mailed in the United States. Upon receipt of such Instructions, the Depositary, in cooperation with the Company, will vote the shares of Common Stock represented by such Receipts. In the absence of receiving such Instructions from the holder of an American Depositary Receipt, the Depositary shall deem the holder of such Receipt to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares of Common Stock represented by such Receipt.

Any holder of an American Depositary Receipt is entitled to revoke any Instructions previously given by such holder by filing with the Depositary a written revocation or duly executed Instructions bearing a later date at any time prior to 3:30 p.m., New York time, on April 25, 2003.

No Instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on April 25, 2003.

                                       JPMORGAN CHASE BANK

                                       Depositary

March 31, 2003
New York, New York

                         TUBOS DE ACERO DE MEXICO, S.A.

                   Km. 433.7 Carretera Mexico-Jalapa-Veracruz,

                                Veracruz, Mexico

                              ---------------------

      Notice of Extraordinary and Ordinary General Meeting of Shareholders
                          to be held on April 30, 2003

                              ---------------------

     By resolution of the Board of Directors of Tubos de Acero de Mexico, S.A. (the "Company"), notice is hereby given to holders of shares of common stock of the Company that an Extraordinary and Ordinary General Meeting of Shareholders (the "Meeting") will be held on April 30, 2003, at 10:30 a.m., at the Company's Corporate domicile, Km. 433.7 Carretera Mexico-Jalapa-Veracruz, Veracruz, Mexico, and if a quorum shall not be available for the Meeting, a meeting with lower quorum requirements will be held on the same day at the same place at 11:00 a.m. The meeting will be conducted in two parts. During the Extraordinary portion of the Meeting, shareholders will vote with respect to the items listed below under the heading "Extraordinary". Immediately thereafter, the Extraordinary portion of the Meeting will conclude and shareholders will vote with respect to the items listed below under the heading "Ordinary".

Extraordinary:

     1. Cancellation of the listing of the Company's securities on the Bolsa Mexicana de Valores (the Mexican Stock Exchange) and the American Stock Exchange, termination of the Company's American Depositary Receipts Program and termination of the registration of the Company's securities with the U.S. Securities and Exchange Commission as a result of the exchange offer by Tenaris S.A. consummated on December 17, 2002.

     2. Reduction of the Company's outstanding capital stock as a result of the cancellation of shares of the Company's Common Stock and amendment to Article Six of the Company's By-Laws to reflect such reduction.

     3. Amendment to Article Two of the Company's By-Laws to modify the Company's corporate purpose.

     4. Appointment of attorneys in fact to formalize the Minutes of the Meeting before a Notary Public.

Ordinary:

     1. Presentation of the reports from the Company's Board of Directors and the Shareholders' Examiner with respect to the operations and financial statements of the Company as of December 31, 2002 and 2001, and approval of such reports and such financial statements and of the allocations of profits for fiscal year 2002, including payment of a dividend in the amount of US$0.08748 per share equivalent to US$0.4374 per ADR and the creation of a reserve for future dividends.

     2. Election of Directors, Shareholders' Examiners and their Alternates; fixing of their fees for fiscal year 2002.

     3.   Presentation of the report from the Audit Committee in accordance with
          Article 14 Bis 3 of the Securities Market Law.

     4. Approval of the fees paid to the Independent Accountants for fiscal year 2002 and appointment of the Independent Accountants for fiscal year 2003.

     5. Appointment of attorneys in fact to formalize the Minutes of the Meeting before a Notary Public.

     In order to attend the Meeting, shareholders must deposit their certificates representing shares of the Common Stock at the Company's offices in Mexico City, or at S.D. Indeval, S.A. de C.V., or with any banking institution in Mexico or abroad, prior to 18:00 hours on April 25, 2003. If the deposit is made with a banking institution, evidence of such deposit must be delivered to the Company's offices in Mexico City not less than two days prior to the date set for the Meeting. Deposits made to participate in the Meeting shall also be valid to participate, if necessary, in the later meeting with lower quorum requirements.

     Copies of the Proxy Statement furnished by the Company in connection with the Meeting may be obtained from JPMorgan Chase Bank, c/o Proxy Services Corporation, Distribution Center, Attn: Anthony Annucci 115, Amity Street, Jersey City, N.J. 07304.

                                Felix Todd Pinero
                       Secretary of the Board of Directors

March 31, 2003
Veracruz, Ver., Mexico

                         TUBOS DE ACERO DE MEXICO, S.A.

                   Km. 433.7 Carretera Mexico-Jalapa-Veracruz,
                                Veracruz, Mexico

                               -------------------

                                 PROXY STATEMENT

                               -------------------

           Extraordinary and Ordinary General Meeting of Shareholders
                          to be held on April 30, 2003.

                               -------------------

                                 March 31, 2003

This Proxy Statement is furnished by Tubos de Acero de Mexico, S.A. (the "Company") in connection with the above-mentioned Meeting of Shareholders (the "Meeting") to be held for the purposes set forth in the accompanying Notice of
Meeting at the Company's corporate domicile, Km. 433.7 Carretera Mexico-Jalapa-Veracruz, Veracruz, Mexico.

As of March 24, 2003, there were issued and outstanding 342,934,120 shares of Common Stock (no par value) (the "Common Stock") of the Company, including 18,513,280 shares of Common Stock (the "Deposited Shares") deposited with Banco Nacional de Mexico, S.A., as agent for JPMorgan Chase Bank, the Depositary (the "Depositary"), under the Deposit Agreement, dated as of January 1, 1964, as subsequently amended and restated (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the "ADRs") issued thereunder. The Deposited Shares are represented by American Depositary Shares (the "American Depositary Shares" or the "ADSs") which are evidenced by the ADRs (one ADR equals five Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Any holder of record of ADRs as of March 28, 2003 who desires to have the Deposited Shares with respect to its ADRs voted per such holder's Instructions at the Meeting should complete, date, sign and return to the Depositary the enclosed form of Instructions by 3:30 p.m., New York time, on April 25, 2003. The Depositary, in cooperation with the Company, will thereupon vote such Deposited Shares. However, pursuant to Section 4.07 of the Deposit Agreement, if no instructions are received by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on April 25, 2003, then the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Shares corresponding to his ADRs. Any holder of ADRs is entitled to revoke any Instructions which it has previously given by filing with the Depositary a written revocation or duly executed Instructions bearing a later date at any time prior to 3:30 p.m., New York time, on April 25, 2003. No Instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on April 25, 2003.

  CANCELLATION OF THE LISTING OF THE COMPANY'S SECURITIES ON THE BOLSA MEXICANA
    DE VALORES AND THE AMERICAN STOCK EXCHANGE, TERMINATION OF THE COMPANY'S AMERICAN DEPOSITARY RECEIPTS PROGRAM AND TERMINATION OF THE REGISTRATION
  OF THE COMPANY'S SECURITIES WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

As a result of an exchange offer consummated on December 17, 2002, Tenaris S.A. ("Tenaris") holds directly or indirectly 94.50% of the total outstanding capital stock of the Company. Accordingly, Tamsa no longer continues to meet the listing criteria of the Bolsa Mexicana de Valores and therefore is required to terminate the listing of its shares on such market.

In addition, in order to continue the integration and consolidation process of Tamsa into Tenaris that began with the corporate reorganization of Tenaris and its subsidiaries, including the Company, completed on October 18, 2002, and the exchange offer consummated on December 17, 2002, Tenaris has requested that each of the American Depositary Receipts (ADR) Program of the Company, the listing of the Company's American Depositary Securities (ADSs) on the American Stock Exchange and the registration of the Company's securities with the U.S.
Securities and Exchange Commission be terminated as soon as practicable in accordance with applicable law. Tenaris has also informed the Company that, subject to obtaining any requisite regulatory approvals, it intends to make a second exchange offer that would allow the remaining public shareholders of the Company to exchange their shares and ADSs for shares and ADSs of Tenaris.

The delisting procedures will be conducted in accordance with the laws and regulations applicable in the respective markets.

The Board of Directors recommends a vote FOR approval to delist the shares of the Company from the Mexican Stock Exchange, to terminate the Company's ADR Program, to delist the Company's ADSs from the American Stock Exchange and to terminate the registration of the Company's securities with the U.S. Securities and Exchange Commission, in each as soon as practicable in accordance with applicable law.

      CANCELLATION OF THE COMPANY'S SHARES AND CONSEQUENT REDUCTION OF THE
                    COMPANY'S OUTSTANDING CAPITAL STOCK AND
                       AMENDMENT TO THE COMPANY'S BY-LAWS

On December 16, 2002, Tamsider, S.A. de C.V., a wholly owned subsidiary of the Company, reduced its capital stock. As a consequence, the Company received as payment 3,650,000 shares of the Company's Common Stock. The Board of Directors determined that these shares would not be re-offered for sale to public investors, and therefore such shares were cancelled as required by applicable law. Consequently, the Board of Directors recommends a reduction of the Company's capital stock by 3,650,000 shares.

The Company further proposes that, at the Extraordinary portion of the Meeting, shareholders amend the Company's By-Laws (Estatutos Sociales).

Following is a translation of proposed Article Six of the amended By-Laws:

"ARTICLE SIX.- The paid-in capital stock is the amount of Ps.$1,182,500,160 and it is represented by one sole Series consisting of 339,284,120 shares. All shares are common, without any par value, are fully subscribed and paid, are in book-entry form and grant their holders the same rights and obligations."

The Board of Directors recommends a vote FOR approval.

                AMENDMENT TO ARTICLE TWO OF THE COMPANY'S BY-LAWS

As a result of the exchange offer consummated on December 17, 2002, the Company is now a 94.50% subsidiary of Tenaris and as such in a position to benefit from group synergies. While other subsidiaries of Tenaris are in a position to guarantee the obligations of the Company, the Company's current By-Laws only allow it to guarantee the obligations of companies where the Company holds equity interest, but not of other subsidiaries of Tenaris. Accordingly, it is in the best interest of the Company to amend its By-laws to allow it to guarantee obligations of other companies controlled by Tenaris.

Following is a translation of proposed Article Two, section IX of the amended By-Laws.

"IX. To guarantee by any means, including aval and bonds any debts and obligations of companies controlled directly or indirectly by Tenaris, S.A. and to provide such guarantees jointly and severally or severally."

Because it believes the proposed amendments to the By-Laws are in the best interests of the Company and its stockholders, the Board of Directors recommends a vote FOR this proposal.

               APPROVAL OF THE COMPANY'S FINANCIAL STATEMENTS AND
                         APPROVAL OF A DIVIDEND PAYMENT

On June 14, 2002, following the approval of the Company's audited financial statements for the year ended December 31, 2001 by the Company's shareholders meeting, the Company's independent accountants removed the qualification with respect to the value of the Company's investment in Consorcio Siderurgia Amazonia Ltd. (the "Amazonia Consortium") and the recoverability of indebtedness owed to the Company by the Amazonia Consortium. Accordingly, the Company's audited financial statements for the year ended December 31, 2001, as restated, are submitted to the shareholders meeting for approval.

The Board of Directors recommends a vote FOR approval of the Company's Financial Statements as of December 31, 2001 and 2002, to be submitted at the Meeting and made available to shareholders as set forth in the accompanying Notice of Meeting. Under Mexican law, the Company's Financial Statements must be submitted to shareholders at the Meeting for discussion, approval or, if appropriate, amendment. The approval of the Financial Statements by the shareholders does not affect or limit the Company's responsibility to present the Financial Statements fairly. The Consolidated Statements of Financial Position of the Company and its Subsidiaries for the years ended December 31, 2002 and 2001, the related Consolidated Statements of Earnings, Consolidated Statements of Changes in Financial Position, the related Notes to Consolidated Financial Statements, the Auditors' Report on such Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Condition are included in the Company's 2002 Annual Report, a copy of which is enclosed herewith.

The Board of Directors further recommends a vote FOR approval of a dividend in the amount of US$29,680,575 (to be declared in U.S. dollars and equivalent to Mexican pesos 328,219,671 at the February 27, 2003 exchange rate of Mexican pesos 11.0584 per U.S. dollar as published in the Official Gazette of the Federation), or US$0.08748 per share equivalent to US$0.4374 per ADR currently issued and outstanding, from the Company's retained earnings of Mexican pesos 14,426,711,000. Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payments, including the record date. Until payment, this amount shall remain in the retained earnings account.

Additionally, the Board recommends a vote FOR approval for the creation of a reserve of US$70,000,000.00 from the Company's retained earnings for the payment of future dividends. Upon approval the Board of Directors will have the authority to determine, the amounts, dates, terms and conditions for this dividend payment.

               ELECTION OF DIRECTORS AND SHAREHOLDERS' EXAMINERS,
                  FIXING OF THEIR FEES FOR THE FISCAL YEAR 2002

The Company's By-Laws (Estatutos Sociales) provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five persons and of an Alternate for each Director. The function of an Alternate Director is to attend and vote at Directors' Meetings in place of the Director for which he is the Alternate in the event such Director is unable to attend. The Articles of Incorporation also provide for the annual election at the Meeting of one or more Examiners and Alternate Shareholders' Examiners. The Shareholders' Examiners participate in the meetings of the Board of Directors of the Company without the right to vote, observe the conduct of the operations of the Company on behalf of the shareholders and report to the shareholders annually. Under Mexican law, Directors and Shareholders' Examiners and their Alternates may only be nominated and elected by the Shareholders at the Meeting.

The present Board of Directors of the Company is composed of 11 Directors and their respective Alternates and one Shareholders' Examiner and his respective Alternate. The Board of Directors of the Company recommends to reduce the number of Directors to 7 and recommends a vote FOR the following persons as Directors and Shareholders' Examiner and their respective Alternates:

Directors                          Alternates
---------                          ----------
Paolo Rocca                        Cecilia Bilesio
Guillermo F. Vogel                 Javier Perez Rocha
Vincenzo Crapanzano                Gerardo Varela
Roberto Einaudi                    Fernando R. Mantilla
Adalberto Cortesi                  Alejandro Cervantes Riba
Luiz Alberto Aziz                  Hernando Sabau Garcia
Carlos Abedrop                     Emilio Paulon G.

Shareholders' Examiner             Alternate
----------------------             ---------

Enrique Osorno Heinze              Juan Manuel Cardenas Lopez

If any of such persons should not be nominated or refuse nomination or be unavailable for election, the Depositary shall deem the holders of ADRs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares Common Stock represented by such ADR. Each Director, Shareholders' Examiner and Alternate Director or Alternate Shareholders' Examiner elected will hold office until the next annual Ordinary General Meeting of Shareholders and until his successor is appointed and qualifies. In case of death, incapacity, resignation or removal of a Director, his Alternate will hold his office until the next annual Ordinary General Meeting of Shareholders.

Background

All of the Directors and the Shareholders' Examiners recommended by the Board of Directors of the Company are candidates proposed by Tenaris.

The Board of Directors of the Company met five times during 2002. On May 10, 2002 by resolution of the Board of Directors, an Audit Committee was created. Besides this Audit Committee, the Board of Directors has no executive, nominating or compensation committee, or any committees exercising similar functions.

Management

Certain information with respect to the present Officers, Directors and Shareholders' Examiners, and their respective Alternates, is given below.


                                                                                                          Director
                                                                                                             or
                                                                                               Officer   Alternate
              Name                        Position with the Company                             Since      Since

Paolo Rocca................... Director and Chairman of the Board of Directors                              1993
Adalberto Cortesi............. Director and Vice Chairman of the Board of Directors                         1993
Guillermo F. Vogel............ Director and Vice Chairman of the Board of Directors              1983       1984
Vincenzo Crapanzano........... Director and Executive Vice President and Managing Director       2000       2000
Carlos Abedrop................ Director                                                                     1981
Luis Betnaza.................. Director                                                                     1995
Roberto Einaudi............... Director                                                                     1952
Mario Laborin Gomez .......... Director                                                                     2001
Gianfelice Rocca ............. Director                                                                     1983
Jose Luis Romero Hicks ....... Director                                                                     2001
Gerardo Varela................ Alternate Director and Chief Financial Officer                    1992       1999
Adrian Roji................... Alternate Director                                                1976       2000
Roberto Altamura.............. Alternate Director                                                           1993
Luis Alberto Aziz............. Alternate Director                                                           1997
Mario Bonechi................. Alternate Director                                                           1994
Alejandro Cervantes Riba...... Alternate Director                                                           1993
Abel Jacinto.................. Alternate Director                                                           2000
Fernando Mantilla............. Alternate Director                                                           1993
Emilio Paulon G............... Alternate Director                                                           1981
Javier Perez Rocha............ Alternate Director                                                           1988
Federico Patino Marquez....... Alternate Director                                                           2002
Felix Todd Pinero............. Secretary of the Board of Directors and Legal Director            1993
Francisco J. Munoz............ Assistant Secretary of the Board of Directors                     2001
Cecilia Bilesio............... Corporate Affairs Director                                        1996
Emilio Cerri.................. Service and Maintenance Manager                                   1993
Sergio de la Maza............. Domestic Sales Director                                           2001
Claudio Gugliuzza ............ Administrative Director                                           1999
Gustavo Kehr.................. Director of Operations                                            1999
Marcelo de Virgiliis.......... Export Sales Director                                             2002
Hector Quintanilla............ Quality Director                                                  1995
Julio Eduardo Stulich......... Sales Operations Manager                                          2000
Roberto Vilate................ Technical Director                                                2000

Enrique Osorno Heinze......... Shareholders' Examiner                                            1999
Juan Manuel Cardenas L.        Alternate Shareholders' Examiner                                  2002

Compensation

The aggregate compensation paid by the Company during 2002 to all Directors, Alternate Directors and Executive Officers (including the Secretary and the Assistant Secretary of the Board) as a group was Mexican pesos 63,126,081.19. No remuneration was paid to the Shareholders' Examiner or his Alternate during the period.

                         REPORT FROM THE AUDIT COMMITTEE

On May 10, 2002 an Audit Committee was created in accordance with the Mexican Securities Law. The Audit Committee is comprised of three members of the Board of Directors (Luis Aziz - Chairman-, Emilio Paulon G. and Gerardo Varela), the majority of which, including the chairman, are independent Directors. The Shareholders' Examiners must attend as guests, with the right to express their opinion but without the right to vote. The Audit Committee is required to issue a report to be submitted to the general shareholders meeting.

                     APPOINTMENT OF INDEPENDENT ACCOUNTANTS

It is proposed that PricewaterhouseCoopers be reappointed as Independent Accountants of the Company. This firm, as Independent Accountants of the Company for fiscal year 2002, received a fee of Mexican pesos 1,910, 000 for services rendered during such period. The Board of Directors of the Company recommends a vote FOR approval of the fee paid to PricewaterhouseCoopers in 2002 and the reappointment of PricewaterhouseCoopers as independent accountants of the Company in 2003.

                      QUORUM AND VOTE REQUIRED FOR APPROVAL

Extraordinary and Ordinary General Meeting:

The quorum required for the Extraordinary portion of the Meeting, called for 10:30 a.m on April 30, 2003, will be 75% of the outstanding shares of Common Stock, but if no quorum for the Extraordinary portion is available, a second meeting will be held one-half hour later on the same day and at such second meeting the quorum required will be 50%. The affirmative vote of at least 50% of the outstanding Common Stock is required for approval of the matter to be voted upon at the Extraordinary portion of the Meeting. The quorum required for the Ordinary Portion of the Meeting to be held immediately after the Extraordinary portion of the Meeting, will be 50% of the outstanding shares of Common Stock, but if no quorum for the Ordinary portion is available, a second meeting will be held one-half hour later on the same day with no minimum quorum requirements. The affirmative vote of a majority of the outstanding Common Stock represented at the Ordinary portion of the Meeting is required for approval of each of the matters to be voted upon.

                                  OTHER MATTERS

Management is not aware of any matters which may properly come before the Meeting other than those outlined in the accompanying Notice of Meeting or relating thereto. However, should any such matters properly come before the Meeting, the Company understands that it is the intention of the Depositary to vote the enclosed Instructions in accordance with its judgment on such matters.

The Company will bear the cost of solicitation of Instructions. In addition to the use of the mail, Instructions may be solicited by officers and regular employees of the Company, personally, by telephone or telegraph, and the Company may reimburse persons holding ADRs in their names or those of their nominees for their expenses in sending soliciting material to their principals.

The Company anticipates that the next Ordinary General Meeting of Shareholders will be held on or about April 30, 2004. The exact date, time and place for such Meeting has not yet been determined. A shareholder who intends to present a proposal at the next Ordinary General Meeting must submit the written text of the proposal to the Company no later than March 14, 2004, in order for the proposal to be considered for inclusion in the Company's Proxy Statement for that meeting.

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

PricewaterhouseCoopers are the Independent Accountants of the Company. They will have a representative present at the Meeting who will have an opportunity to make a statement, if he or she desires to do so, and to respond to appropriate questions.

                                        By Resolution of the Board of Directors

                                                              Felix Todd Pinero
                                            Secretary of the Board of Directors